Exhibit 16

February 22, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01(a) of Form 8-K dated February 22, 2013, of SciClone Pharmaceuticals, Inc. and are in agreement with the statements contained in the first, second, third, fourth and fifth paragraphs on page 2 therein.

Regarding the registrant’s statement concerning the material weakness included in the fourth paragraph of Item 4.01(a) on page 2 therein, we are considering such matters in determining the nature, timing, and extent of procedures to be performed in our yet to be completed audit of the registrant’s 2012 financial statements, and the restatement of the registrant’s 2011 financial statements.

/s/ Ernst & Young LLP